On December 15, 2004, Special Meetings of the shareholders of the JPMorgan Bond Portfolio, JPMorgan International Equity Portfolio,
JPMorgan Mid Cap Value Portfolio, JPMorgan
Small Company Portfolio and JPMorgan U.S.
Large Cap Core Equity Portfolio (the
Portfolios), were held.

At the meeting, the shareholders of the
Portfolios voted on election of a new Board of Trustees for the J.P. Morgan Series Trust
II (the Trust).  With respect to this
matter there were 18,134,898 affirmative votes and 1,177,969 negative votes of shareholders for Cheryl Ballenger, 18,170,304 affirmative votes and 1,142,562 negative votes of shareholders for Jerry B. Lewis, 18,147,693 affirmative votes and 1,165,173 negative votes of shareholders for John R. Rettberg, 18,155,271 affirmative votes and 1,157,595 negative votes of shareholders for John F. Ruffle and 18,149,263 affirmative votes and 1,163,603 negative votes of shareholders for Ken Whipple.

Shareholders of the Portfolios, on behalf of the Trust, also voted on the ratification of PricewaterhouseCoopers LLP as independent auditors. With respect to this matter there were 18,119,894 affirmative votes and
1,192,972 negative votes of shareholders.